Exhibit 99.1

Pop Culture Group Co., Ltd
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: CPOP)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Meeting”) of the shareholders of Pop Culture Group Co., Ltd (the “Company”) will be held on October 22, 2026, at 9:30 A.M., Eastern Time (October 22, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

The Meeting and any or all adjournments thereof will be held for the purpose of shareholders considering and, if deemed appropriate, passing the following resolutions:

1.      Approval of Migration

“It is resolved, as a special resolution, that:

(a)     the Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

(b)    upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated 9 October 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

(c)     the directors of the Company are authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the BVI.”

2.      Approval of Adjournment

“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die (the “Adjournment”), if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

The Company’s board of directors has fixed the close of business on October 5, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of the Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to attend the Meeting or any adjournment thereof. Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at cpop.cn.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, (iii) vote it by fax at 1.727.269.5616, or (iv) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, 17755 North US Highway 19 N, Suite 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her, or its proxy a person other than those named in the enclosed form of proxy. A proxy needs not be a shareholder of the Company.

By Order of the Board of Directors,
/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors

Xiamen, China

October 9, 2026

POP CULTURE GROUP CO., LTD
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
October 22, 2026
9:30 A.M., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Pop Culture Group Co., Ltd (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on October 22, 2026, at 9:30 A.M., Eastern Time (October 22, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

Registered shareholders and duly appointed proxyholders of Class A Ordinary Shares and Class B Ordinary Shares will be able to attend, participate, and vote at the Meeting. Registered shareholders and duly appointed proxyholders of Class C Ordinary Shares will be able to attend and participate at the Meeting. Beneficial shareholders who hold their Class A Ordinary Shares and/or Class B Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholders will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Holders of the Class A, Class B and Class C Ordinary Shares of the Company of record at the close of business on October 5, 2026 (the “Record Date”) are entitled to receive notice of and to attend the Meeting or any adjournment thereof. Only holders of Class A and Class B Ordinary Shares of the Company of record on the Record Date are entitled to vote at the Meeting. As of the Record Date, there were 1,637,443 Class A Ordinary Shares, 70,510 Class B Ordinary Shares and 0 Class C Ordinary Shares outstanding. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date and each holder of the Company’s Class B Ordinary Shares shall be entitled to 100 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.      Approval of Migration

“It is resolved, as a special resolution, that:

(a)     the Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

(b)    upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated 9 October 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

(c)     the directors of the Company are authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the BVI.”

2.      Approval of Adjournment

“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die (the “Adjournment”), if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 and No. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Class A Ordinary Shares and/or Class B Ordinary Shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, (iii) vote it by fax at 1.727.269.5616, or (iv) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, 17755 North US Highway 19 N, Suite 140, Clearwater FL 33764.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q:     Why am I receiving this proxy statement?

A:     The Company is holding an extraordinary general meeting of shareholders to approve the Migration and, if necessary, the Adjournment.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your Class A Ordinary Shares and/or Class B Ordinary Shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q:     What proposals are the shareholders being asked to consider?

A:     The shareholders are being asked to consider and, if thought fit, to pass the following resolutions:

1.      Approval Migration

“It is resolved, as a special resolution, that:

(a)     the Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

(b)    upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated 9 October 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

(c)     the directors of the Company are authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the BVI.”

2.      Approval of Adjournment

“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die (the “Adjournment”), if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Q:     What are the recommendations of the Board of Directors?

A:     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSALS ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ALL OF THESE PROPOSALS.

Q:     When and where will the Meeting be held?

A:     The Meeting will be held on October 22, 2026 at 9:30 A.M., Eastern Time (October 22, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

Q:     Who is entitled to vote at the Meeting?

A:     The Record Date for the Meeting is October 5, 2026. Only holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares of the Company as of the close of business on the Record Date are entitled to receive notice of and attend the Meeting or any adjournment thereof. Only holders of Class A and Class B Ordinary Shares of the Company of record on the Record Date are entitled to vote at the Meeting. As of the Record Date, there were 1,637,443 Class A Ordinary Shares, 70,510 Class B Ordinary Shares and 0 Class C Ordinary Shares outstanding. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date and each holder of the Company’s Class B Ordinary Shares shall be entitled to 100 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

Q:     What constitutes a quorum for the Meeting?

A:     At the Meeting, shareholders holding shares that represent not less than one-third of the votes that may be cast at the Meeting, present in person or by proxy, shall form a quorum.

Q:     How many votes are required to approve the proposals?

A:     The approval of Proposal No. 1 (Migration) requires the affirmative vote of not less than a two-thirds majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of Proposal No. 2 (Adjournment) requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to any proposal will not be voted.

Q:     How do the shareholders vote?

A:     The shareholders have the following voting options. You may vote using one of the following methods:

(1)    You may attend the Meeting and vote in person.

(2)    By submitting your completed proxy card on the Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(3)    By submitting your completed proxy card via email at Proxy@Transhare.com;

(4)    By submitting your completed proxy card via fax to 1.727.269.5616;

(5)    By submitting your completed proxy card by mail or deposit to Attn: Proxy Team, Transhare Corporation, 17755 North US Highway 19 N, Suite 140, Clearwater FL 33764.

Q:     How can I attend the Meeting?

A:     The Meeting is open to all holders of the Company’s Ordinary Shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

Q:     May shareholders ask questions at the Meeting?

A:     Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q:     If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:     Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q:     What if I do not vote on the matters relating to the proposals?

A:     If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote.”

Q:     May I change my vote after I have delivered my proxy or voting instruction card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of two ways:

1.      by delivering a completed proxy card bearing a later date than your original proxy card to the Company either online or by mailing it so that it is received prior to the Meeting;

2.      by attending the Meeting in person at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China, and casting your votes.

Your attendance at the Meeting alone will not revoke any proxy instructions.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:     Do I have appraisal rights?

A:     The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q:     Whom should I call if I have questions about the proxy materials or voting procedures?

If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company, Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China, or call +(86)-592-5968189. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q:     What do I need to do now?

A:     After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:     Who is paying for the expenses involved in preparing and mailing this proxy statement?

A:     All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

APPROVAL OF MIGRATION

To consider and approve, by special resolution, the change of domicile of the Company pursuant to a deregistration and transfer by way of continuation of an exempted company out of the Cayman Islands and a registration in the British Virgin Islands (the “BVI”) as a business company in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and Part X of the BVI Business Companies Act (Revised) (the “Migration”), and the adoption of amended and restated memorandum and articles of association (the “BVI M&AA”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association. A draft of the form of the BVI M&AA is attached hereto as Annex A of this notice of meeting and proxy statement.

Certain Differences in Corporate Law

If this proposal is approved, the Company may continue its jurisdiction of incorporation to the BVI. The corporate laws of the BVI differ from those of the Cayman Islands, and such differences may affect your rights as a shareholder. In particular, certain material differences between the corporate laws of the Cayman Islands and the BVI are summarized in the table below.

Cayman Islands
Resolutions of members

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution and providing the text of that resolution has been duly given or approval in writing by all of the members entitled to vote at a general meeting of the company.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

BVI
Resolutions of members

BVI law does not have the concept of “ordinary resolution” or “special resolution”. The memorandum and articles of association may make provisions for varying the level of the percentage of votes required to pass a resolution but, if not stated, any resolution of members requires the affirmative vote of a simple majority of the votes cast at a general meeting.

Where matters may have previously required the approval of a “special resolution” under Cayman Islands law, those same matters may only require a resolution of members or resolution of directors under the proposed BVI law compliant memorandum and articles of association. Directors are given wide ranging powers to manage, direct and supervise day-to-day operations and affairs of a company without shareholder consent.

Such matters include, without limitation: a) a merger of the company, requiring resolution of members and resolution of directors; b) a division or combination of shares in the company, requiring approval by resolution of directors only; and c) amendments to the memorandum and articles of association of the company, can be made by resolution of directors only, save for certain limited exceptions which require a resolution of members.

Cayman Islands
Approval of Merger and Consolidation

Where the merger or consolidation is between two Cayman Islands companies, the directors of each constituent company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution of the shareholders of each constituent company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that holds issued and outstanding shares that together represent 90% of the votes at a general meeting of the subsidiary company) and its subsidiary company, provided the parent company is the surviving entity and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agreed otherwise. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Cayman Islands Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are also required to make a declaration to the effect that, having made due enquiry, they are of the opinion that certain requirements set have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any applicable jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; and (v) there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the following requirements have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (A) consent or approval to the transfer has been obtained, released or waived; (B) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (C) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction

BVI
Approval of Merger and Consolidation

Under BVI law, any merger or consolidation of the company (including a written plan of merger or consolidation) will require approval by way of a resolution of the directors of each company and, except in a parent — subsidiary merger, by a resolution of members of each company. Where the merger is between a parent company and one or more of its subsidiaries, no shareholder resolution is required but a copy of the plan of merger shall be given to every member of a subsidiary company The requisite member approval threshold is typically a simple majority of votes cast by the members entitled to do so at the general meeting, unless a higher threshold is specified in the company’s memorandum and articles of association.

Where the merger or consolidation involves a foreign company, the BVI company must comply with the merger or consolidation requirements under the BVI Business Companies Act (Revised) (the “BVI Act”), while the foreign company must comply with the laws of its jurisdiction of incorporation, and the merger or consolidation must be permitted by the laws of that foreign jurisdiction. If the surviving company or consolidated company is to be incorporated under the laws of a jurisdiction outside the British Virgin Islands, additional BVI filings are required, including but not limited to: (i) an agreement that a service of process may be effected on it in the British Virgin Islands in respect of proceedings for the enforcement of any claim, debt, liability or obligation; (ii) an irrevocable appointment of its registered agent as agent to accept service of process.

Cayman Islands
Dissenters Rights

The Companies Act provides that, save in certain limited circumstances, a shareholder of a constituent company who dissents from a merger or consolidation is entitled to a payment of the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation provided that the dissenting shareholder complies strictly with prescribed procedures set out in the Companies Act.

In essence, the procedures is as follows: (a) as noted above, the shareholder must give their written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for their shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of their decision to dissent in respect of all of their shares including, among other details, a demand for payment of the fair value of their shares; (d) within seven days immediately following the date of the expiration of the period set out in limb (c) above or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase their shares at a price that the company determines is the fair value and if the company making the offer and the dissenting shareholder agree the price within the 30 days immediately following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the dissenting shareholder fail to agree on the price to be paid for the relevant shares within such 30 day period, within 20 days immediately following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Grand Court of the Cayman Islands to determine the fair value of the shares of all dissenting shareholders, and such petition must be accompanied by a verified list of the names and addresses of all the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached.

These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenting shareholders holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement”, which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•   the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

•   the shareholders have been fairly represented at the meeting in question;

•   the arrangement is such as a businessman would reasonably approve; and

•   the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement is approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, any dissenting shareholder would have no rights comparable to dissenters’ rights or appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations.

BVI
Dissenters Rights

The BVI Act provides that any member of a company is entitled to payment of the fair value of their shares upon dissenting from a merger, where the company is a constituent company, unless the company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A member who wishes to dissent from a merger is in most circumstances required to give to the company written objection to the merger, which must include a statement that the dissenting member proposes to demand payment for their shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the company did not give notice of the meeting of members in accordance with the BVI Act, or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the company shall give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately (i) following the date on which the notice is given by the company as above or (ii) in the case of a merger between a parent and subsidiary, following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the company a written notice of his decision to elect to dissent, stating:

a.  their name and address;

b. the number and classes of shares in respect of which they dissents (which must be all shares that he holds in the company); and

c.  a demand for payment of the fair value of their shares.

Upon the giving of a notice of election to dissent, the dissenting member ceases to have any of the rights of a member except the right to be paid the fair value of their shares, and the right to institute proceedings to obtain relief on the ground that the merger is illegal.

The surviving company shall make a written offer to each dissenting member to purchase their shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later. If the Company and the dissenting member fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenting member, then within 20 days:

a.  the company and the dissenting member shall each designate an appraiser;

b. the two designated appraisers together shall designate an appraiser;

c.  the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

d. the company shall pay to the dissenting member the amount in money upon the surrender by them of the certificates representing their shares.

Cayman Islands
Taxation

We are a Cayman Islands company incorporated on July 8, 2021 as an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

BVI
Taxation

There is no withholding tax, capital gains tax, capital transfer tax, estate duty, inheritance tax, succession tax or gift tax in the British Virgin Islands and any dividends, interest, rents, royalties, compensations and other amounts paid by the Company are exempt from any taxation in the British Virgin Islands imposed under the British Virgin Islands Income Tax Act (Cap 206) (as amended from time to time).

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote in person or by proxy or by authorized representative, at the Meeting, assuming a quorum is attained.

The transfer by way of continuation of the Company from the Cayman Islands to the BVI will become effective upon the completion of the registration of the Company as a BVI business company limited by shares under the laws of the BVI and the deregistration of the Company as an exempted company in the Cayman Islands.

Upon the effectiveness of the transfer by way of continuation, the Company will continue as the same legal entity, and the transfer will not create a new legal entity or affect the identity or continuity of the Company. The Company will thereafter be governed by the laws of the BVI and the memorandum and articles of association adopted in connection with the transfer by way of continuation.

If this proposal is approved, the Company will make all applications and filings and take all other actions necessary or desirable to effect the deregistration of the Company as an exempted company in the Cayman Islands and its continuation into the BVI. The Company cannot currently predict when the transfer by way of continuation will be completed.

Resolution

The Board of Directors proposes to solicit shareholders’ approval of the Migration. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Migration is:

“IT IS RESOLVED, as a special resolution, that:

(a)    the Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

(b)    upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to the shareholders and dated 9 October 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

(c)     the directors of the Company are authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the BVI.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
APPROVAL OF MIGRATION

PROPOSAL NO. 2
APPROVAL OF ADJOURNMENT

To consider and approve, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die (the “Adjournment”), if necessary or desirable, in the opinion of the Board of Directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved only if it receives the affirmative vote of at least a simple majority of the shareholders who, being entitled to do so, vote in person or by proxy at the Meeting, assuming a quorum is attained.

Resolution

“IT IS RESOLVED, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
APPROVAL OF ADJOURNMENT

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
Date: October 9, 2026	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors

ANNEX A

Dated [        ]

Territory of the Virgin Islands

The BVI Business Companies Act, 2004

___________________________________________________________________

memorandum and articles of association of

POP CULTURE GROUP CO., LTD
华流文化集团有限公司

A BVI business company continued int the British Virgin Islands on [DATE]

___________________________________________________________________

[    -    ]

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Memorandum of Association

of

Pop Culture Group Co., Ltd
华流文化集团有限公司

a company limited by shares

1            Name

The name of the Company at the date of its application of continuation into the British Virgin Islands is Pop Culture Group Co., Ltd (华流文化集团有限公司). The name under which the Company proposes to continue into the British Virgin Islands is Pop Culture Group Co., Ltd (华流文化集团有限公司).

2            Status

The Company is a company limited by shares.

3            Former jurisdiction

The Company was continued into the British Virgin Islands on the date set out above from its place of incorporation, the Cayman Islands, where it was incorporated as Pop Culture Group Co., Ltd (华流文化集团有限公司).

4            Registered office and registered agent

4.1         The first registered office of the Company is at Ritter House, Wickham’s Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, the office of the first registered agent.

4.2         The first registered agent of the Company is Ogier Global (BVI) Limited of Road Town, Tortola VG1110, British Virgin Islands.

4.3         The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

5            Capacity and powers

5.1         The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)         full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)         for the purposes of 5.1(a), full rights, powers and privileges.

5.2         There are no limitations on the business that the Company may carry on.

6            Number and classes of Shares

6.1         The Company is authorised to issue an unlimited number of Shares of no par value each divided into the following share classes:

(a)         Class A ordinary shares of no par value (Class A Ordinary Shares);

(b)         Class B ordinary shares of no par value (Class B Ordinary Shares); and

(c)         Class C ordinary shares of no par value (Class C Ordinary Shares).

Annex A-1

6.2         The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

7            Designations powers preferences of Shares

7.1         Each Class A Ordinary Share in the Company confers upon the Member:

(a)         the right to one vote on a poll at a meeting of the Members of the Company or on any Resolution of Members;

(b)         the right to one vote on a show of hands at a meeting of the Members of the Company;

(c)         the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

(d)         the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

7.2         Each Class B Ordinary Share in the Company confers upon the Member:

(a)         the right to 100 votes on a poll at a meeting of the Members of the Company or on any Resolution of Members;

(b)         the right to one vote on a show of hands at a meeting of the Members of the Company;

(c)         the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

(d)         the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

7.3         Each Class C Ordinary Share in the Company confers upon the Member:

(a)         the right to receive notice or and attend a meeting of the Members of the Company but not to vote;

(b)         the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

(c)         the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

7.4         The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulations 3 and 6 of the Articles.

7.5         The Directors have the authority and the power by Resolution of Directors:

(a)         to authorise and create additional classes of shares; and

(b)         to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

8            Variation of rights

The rights attached to any class of Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied by a Resolution of Members, provided that only the holders of the relevant class of Shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

9            Rights not varied by the issue of Shares pari passu and no deemed variation

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Annex A-2

10          Registered Shares

10.1       The Company shall issue registered Shares only.

10.2       The Company is not authorised to issue or have in issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

11          Transfer of Shares

A Share may be transferred in accordance with Regulation 4 of the Articles.

12          Amendment of Memorandum and Articles

12.1       The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)         to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)         to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)         in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)         to Clauses 8 or 9 or this Clause 12.

13          Definitions and interpretation

13.1       In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

ADS means an American depository share representing an Ordinary Share;

Annual General Meeting means a meeting of Members as described in Regulation 10.1;

Articles means the attached Articles of Association of the Company;

Board of Directors means the board of directors of the Company for the time being;

Chairman of the Board has the meaning specified in Regulation 15;

Class A Ordinary Shares has the meaning specified in Clause 6.1;

Class B Ordinary Shares has the meaning specified in Clause 6.1;

Class C Ordinary Share has the meaning specified in Clause 6.1;

Clear Days means, in relation to a period of notice, means that period excluding:

(a)         the day when the notice is given or deemed to be given; and

(b)         the day for which it is given or on which is it to take effect;

Commission means the Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Designated Stock Exchange means the NASDAQ Stock Market LLC in the United States of America for so long as the Company’s Shares or ADSs are there listed and any other stock exchange on which the Company’s Shares or ADSs are listed for trading;

Annex A-3

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Member means an Eligible Person whose name is entered, whether singularly or jointly with others, in the Register of Members of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this Memorandum of Association of the Company;

Ordinary Shares means an ordinary share in the Company having the rights set out in this Memorandum and issued as either a Class A Ordinary Share, Class B Ordinary Share or Class C Ordinary Share. In this Memorandum or the Articles, the term Ordinary Share shall embrace all classes of Ordinary Share except where reference is made to a specific class;

Register of Members has the meaning specified in Regulation 2.5;

Registrar means the Registrar of Corporate Affairs appointed under the Act and any deputy or assistant thereof;

Resolution of Directors means either:

(c)         a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(d)         a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Members means either:

(a)         a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)         a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

Seal means any seal which has been duly adopted as the common seal of the Company;

Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

Share means a share issued or to be issued by the Company and shall include fractional shares in the Company.

Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled;

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

Annex A-4

Voting Share means any Class A Ordinary Share or Class B Ordinary Share; and

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

13.2       In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)         a Regulation is a reference to a regulation of the Articles;

(b)         a Clause is a reference to a clause of the Memorandum;

(c)         voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)         the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)         the singular includes the plural and vice versa.

13.3       Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

13.4       Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

I, [    ], for the purpose of continuing a BVI business company under the laws of the Virgin Islands hereby sign this Memorandum of Association.

Dated the           day of             , 2026

Director of the Company

Annex A-5

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Articles of Association

of

Pop Culture Group Co., Ltd
华流文化集团有限公司

a company limited by shares

1            Registered Shares

1.1         The Company may issue certificates signed by a director of the Company or under the Seal specifying the number of Shares held by a Member (and the signature of the director and the Seal may be facsimiles) if the Board of Directors so resolves by a Resolution of Directors.

1.2         Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3         Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act.

1.4         If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.5         Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the Designated Stock Exchange Rules permit otherwise.

1.6         Subject to the Act and the Designated Stock Exchange Rules, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and be subject to the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.7         Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the Register of Members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.8         Nothing contained in Regulations 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically.

2            Shares

2.1         Subject to the provisions of these Articles and, where applicable, the Designated Stock Exchange Rules, the unissued Shares of the Company shall be at the disposal of the directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

Annex A-6

2.2         Section 46 of the Act does not apply to the Company.

2.3         A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4         No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)         the amount to be credited for the issue of the Shares; and

(b)         that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.5         Subject to Regulation 2.9, the Company shall keep a register of members (the Register of Members) containing:

(a)         the names and addresses of the persons who hold Shares;

(b)         the number of each class and series of Shares held by each Member;

(c)         the date on which the name of each Member was entered in the Register of Members; and

(d)         the date on which any Eligible Person ceased to be a Member.

2.6         The Register of Members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, if any magnetic, electronic or other data storage form is used in this respect, that shall be the original Register of Members.

2.7         A Share is deemed to be issued when the name of the Member is entered in the Register of Members.

2.8         Where the Company or any of its Shares is listed on a Designated Stock Exchange, the Company may keep a share register containing the information referred to in Regulation 2.6 or such other information as these Articles permit or as may be approved by a Resolution of Directors.

2.9         Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such Shares may determine. The directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the directors may from time to time determine.

3            Forfeiture

3.1         Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2         A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3         The written notice of call referred to in Regulation 4.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4         Where a written notice of call has been issued pursuant to Regulation 4.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

Annex A-7

3.5         The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 4.3 and that Member shall be discharged from any further obligation to the Company.

4            Transfer of Shares

4.1         Subject to Regulation 5.2, certificated Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

4.2         Where shares are listed on a Designated Stock Exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange.

4.3         The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

4.4         If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)         to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)         that the transferee’s name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

4.5         Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

5            Distributions

5.1         The directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.2         Dividends may be paid in money, Shares or other property.

5.3         The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.4         Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for 3 years after notice shall have been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5         No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

6            Redemption of Shares and Treasury Shares

6.1         The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2         The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)         the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company, or

Annex A-8

(b)         the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 176 or section 179 of the Act; or

(c)         the Company acquires its own fully paid Shares pursuant to section 59(1A) of the Act.

6.3         Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4         Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5         All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6         Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7         Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7            Conversion Rights

7.1         Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share.

7.2         The Directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the Directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Shares as shall be sufficient for such purposes.

8            Share Conversions

All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase. The Members and the Company will procure that nay and all necessary corporate actions are taken to effect such conversion.

9            Mortgages and charges of Shares

9.1         A Member may by an instrument in writing mortgage or charge his Shares.

9.2         There shall be entered in the Register of Members at the written request of the Member:

(a)         a statement that the Shares held by him are mortgaged or charged;

(b)         the name of the mortgagee or chargee; and

(c)         the date on which the particulars specified in Regulations 9.2(a) and 9.2(b) above are entered in the Register of Members.

Annex A-9

9.3         Where particulars of a mortgage or charge are entered in the Register of Members, such particulars may be cancelled:

(a)         with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)         upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

9.4         Whilst particulars of a mortgage or charge over Shares are entered in the Register of Members pursuant to this Regulation:

(a)         no transfer of any Share the subject of those particulars shall be effected;

(b)         the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)         no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

10          Meetings and consents of Members

10.1       The Company may, but shall not (unless required by the Designated Stock Exchange Rules) be obligated to, in each year hold a meeting of Members as an Annual General Meeting, which is held, shall be convened by the Board, in accordance with these Articles.

10.2       Any director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. A meeting may also be convened to be held by electronic means, provided that notice thereof includes all necessary joining instructions and that the means for holding the meeting allow all members to speak and be heard simultaneously. A meeting held by electronic means shall be considered to be held at the place where the chairman is at the time the meeting is opened.

10.3       Upon the written request of Members entitled to exercise 10 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Members.

10.4       Should the directors fail to call a meeting of Members within 21 Clear Days from the date of receipt of the written request of Members, the requesting Members or any of them may call a meeting of Members within three months after the end of that period.

10.5       The director convening a meeting of Members shall give not less than 7 Clear Days’ written notice of a meeting of Members to:

(a)         those Members whose names on the date the notice is given appear as Members in the Register of Members of the Company and are entitled to receive notice or and attend a meeting;

(b)         the other directors; and

(c)         the Auditors.

10.6       The convener or conveners of a meeting of Members may fix the date notice is given of a meeting, or such other date as may be specified in the notice, as the record date for determining those Members that are entitled to vote at the meeting.

10.7       A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 70 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

Annex A-10

10.8       The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

10.9       A Member may be represented at a meeting of Members by a proxy who may speak and vote, in relation to a holder of a Voting Share only, on behalf of the Member.

10.10     The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

10.11     The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

[Name of Company]

I/We being a Member of the above Company HEREBY APPOINT [ ] or failing him [ ] of [ ] to be my/our proxy to vote for me/us at the meeting of Members to be held on the [ ] day of [ ], 20[ ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [    ] day of [    ], 20[    ]

……………………………

Member

10.12     The following applies where Voting Shares are jointly owned:

(a)         each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)         if only one of the joint owners is present in person or by proxy they may vote on behalf of all joint owners; and

(c)         if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the Register of Members in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

10.13     A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and the meeting itself may be held generally by electronic means, provided that in all such cases all Members participating in the meeting are able to hear each other.

10.14     A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of Shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

10.15     If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board or, if different, the chairman of the meeting.

Annex A-11

10.16     At every meeting of Members, the Chairman of the Board or their nominee shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board or their nominee is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

10.17     The chairman may adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

10.18     At any meeting of the Members the chairman of the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

10.19     Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

10.20     Any Member who is not a natural person may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

10.21     The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 calendar days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

10.22     Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

10.23     An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

11          Directors

11.1       The directors of the Company prior to its continuation to the British Virgin Islands shall remain the same at the date of its continuation to the British Virgin Islands under the Act. Thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

Annex A-12

11.2       No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

11.3       The minimum number of directors shall be one and there shall be no maximum number of directors, provided however that the limits may be increased or reduced by a Resolution of Members.

11.4       For so long as Shares or ADSs are listed on a Designated Stock Exchange, the directors shall include at least such number of Independent Directors as applicable law, rules or regulated or the Designated Stock Exchange Rules require as determined by the Board.

11.5       Any director so appointed shall, if still a director, retire at the next Annual General Meeting after his appointment and be eligible to stand for election as a director at such meeting.

11.6       No person (other than a director retiring in accordance with these Articles) shall be appointed or re-appointed a director at a meeting of Members unless:

(a)         he is recommended by the Board; or

(b)         not less than 7 nor more than 42 Clear Days before the date appointed for the meeting, a Member (other than the person to be proposed) entitled to vote at the meeting has given to the Company notice of his intention to propose a resolution for the appointment of that person, stating the particulars which would, if her were so appointed, be required to be included in the Company’s register of directors and a notice executed by that person of his willingness to be appointed.

11.7       A director may be removed from office with or without cause by a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Members of the Company entitled to vote.

11.8       A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

11.9       A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

11.10     The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

11.11     A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

11.12     The Company shall keep a register of directors containing:

(a)         the names and addresses of the persons who are directors of the Company;

(b)         the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)         the date on which each person named as a director ceased to be a director of the Company; and

(d)         such other information as may be prescribed by the Act.

11.13     The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

Annex A-13

11.14     The Directors or, if the Shares (or depository receipts therefor) are listed or quoted on a Designated Stock Exchange and if required by the Designated Stock Exchange Rules, any committee thereof, may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

11.15     A director is not required to hold a Share as a qualification to office.

12          Powers of directors

12.1       The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

12.2       If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

12.3       If the Company is a subsidiary, but not a wholly owned subsidiary, of a holding company, and the shareholders other than the holding company agree in advance, a director of the Company may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or some Members even though it may not be in the best interests of the Company.

12.4       If the Company is carrying out a joint venture between shareholders, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

12.5       Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

12.6       Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

12.7       The continuing directors may act notwithstanding any vacancy in their body.

12.8       The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

12.9       All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

12.10     Section 175 of the Act shall not apply to the Company.

13          Proceedings of directors

13.1       Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

13.2       The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

Annex A-14

13.3       A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

13.4       A director shall be given not less than 3 calendar days’ notice of meetings of directors, but a meeting of directors held without 3 calendar days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

13.5       A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

13.6       A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

13.7       If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

13.8       At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

13.9       An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

14          Committees

14.1       The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

14.2       The directors have no power to delegate to a committee of directors any of the following powers:

(a)         to amend the Memorandum or the Articles;

(b)         to designate committees of directors;

(c)         to delegate powers to a committee of directors;

(d)         to appoint directors;

(e)         to appoint an agent;

(f)          to approve a plan of merger, consolidation or arrangement; or

(g)         to make a declaration of solvency or to approve a liquidation plan.

Annex A-15

14.3       Regulations 14.2(b) and 14.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

14.4       The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

14.5       The Board shall establish an audit committee, a compensation committee and a nominating an corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

15          Officers and agents

15.1       The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors (the Chairman of the Board), a Chief Executive Officer, a President, a Chief Financial Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

15.2       The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the Register of Members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

15.3       The emoluments of all officers shall be fixed by Resolution of Directors.

15.4       The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

15.5       The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 14.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

16          Conflict of interests

16.1       A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

Annex A-16

16.2       For the purposes of Regulation 16.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

16.3       A Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in Shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)         the giving of any security, guarantee or indemnity in respect of:

(i)          money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or

(ii)         a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)         where the Company or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate;

(c)         any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Regulation 16.3 to be a material interest in all circumstances);

(d)         any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)         any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Act) indemnities in favour of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of any thing to enable such director or directors to avoid incurring such expenditure.

16.4       A director may, as a director, vote and be counted in the quorum in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within Regulation 16.3, subject to such interest being disclosed to all other directors pursuant to Regulation 16.1.

17          Indemnification

17.1       Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)         is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)         is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Annex A-17

17.2       The Company may only indemnify a person pursuant to Regulation 17.1 if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

17.3       The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

17.4       The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

17.5       The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

18          Records

18.1       The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and the Articles;

(b)         the Register of Members, or a copy of the Register of Members;

(c)         the register of directors, or a copy of the register of directors;

(d)         copies of all annual returns filed by the Company with its registered agent, for a period of 5 years; and

(e)         copies of all notices and other documents filed by the Company with the Registrar in the previous 10 years.

18.2       If the Company maintains only a copy of the Register of Members or a copy of the register of directors at the office of its registered agent, it shall:

(a)         within 15 calendar days of any change in either register, notify the registered agent in writing of the change; and

(b)         provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of directors is kept.

18.3       The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)         minutes of meetings and Resolutions of Members and classes of Members;

(b)         minutes of meetings and Resolutions of Directors and committees of directors; and

(c)         an impression of the Seal, if any.

18.4       Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 calendar days of the change of location.

18.5       The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

Annex A-18

19          Registers of charges

19.1       The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)         the date of creation of the charge;

(b)         a short description of the liability secured by the charge;

(c)         a short description of the property charged;

(d)         the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)         unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)          details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

20          Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

21          Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

22          Accounts and audit

22.1       The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

22.2       The Company may by Resolution of Members call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

22.3       Notwithstanding Regulation 22.2, the Company shall, within 9 months after the end of each year, file an annual return with its registered agent in the prescribed statutory form, provided that, if the Company has a financial year that is not a calendar year, then the return shall be filed instead within 9 months of the end of that financial year.

22.4       The Company may by Resolution of Directors or Resolution of Members call for the accounts to be examined by auditors.

22.5       The first auditors shall be appointed by Resolution of Directors and subsequent auditors shall be appointed by a Resolution of Directors on such terms as the directors may determine.

Annex A-19

22.6       At any meeting of Members convened and held at any time in accordance with these Articles, the Members may, by a Resolution of Members, remove the auditor before the expiration of his term of office. If they do so, the Members shall, by Resolution of Members, at that meeting appoint another auditor in his stead for the remainder of his term.

22.7       The auditors may be Members, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

22.8       The remuneration of the auditors of the Company:

(a)         in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b)         subject to the foregoing, shall be fixed by Resolution of Members or in such manner as the Company may by Resolution of Members determine.

22.9       The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)         in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)         all the information and explanations required by the auditors have been obtained.

22.10     The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

22.11     Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

22.12     The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

23          Notices

23.1       Subject to the Designated Stock Exchange Rules, any notice, information or written statement to be given by the Company to Members may be given by personal service, mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the Register of Members.

23.2       Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

23.3       Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

24          Voluntary winding up

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

I, [    ], for the purpose of continuing a BVI business company under the laws of the Virgin Islands hereby sign these Articles of Association.

Dated the             day of             , 2026

Director of the Company

Annex A-20